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                          November 9, 2022

       Glendon E. French
       President and Chief Executive Officer
       Pulmonx Corporation
       700 Chesapeake Drive
       Redwood City, CA 94063

                                                        Re: Pulmonx Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed November 3,
2022
                                                            File No. 333-268130

       Dear Glendon E. French:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Mark Weeks